MERUS LABS INTERNATIONAL INC.
100 Wellington Street West, Suite 2110
Toronto, Ontario
M5K 1H1

June 10, 2014

CONFIDENTIAL

DACHA STRATEGIC METALS INC.
212 King Street West, Suite 201
Toronto, Ontario
M5H 1K5

Attn: Mr. Peter Puccetti, Chief Executive Officer

Dear Sirs:

The purpose of this Letter Agreement is to confirm the terms of an agreement (the “Agreement”) between Merus Labs International Inc. (“Merus Labs”) and Dacha Strategic Metals Inc. (“Dacha”) pursuant to which Merus Labs will acquire all of the issued and outstanding shares (the “Newco Shares”) of a corporation to be incorporated and organized by Dacha (“Newco”) in exchange for the issuance of common shares of Merus Labs (the “Merus Shares”) to Dacha (the “Acquisition”).

1.                         Transaction. Subject to the Merus Labs Closing Conditions and the Dacha Closing Conditions (each as hereinafter defined) and all other terms and conditions herein, Merus Labs and Dacha agree to complete the Acquisition by the issuance of the Merus Shares to Dacha as provided for in Section 3 of this Agreement. In order to give effect to the Acquisition, Newco will be incorporated and organized by Dacha in a manner to be agreed upon by Merus Labs and Dacha, each acting reasonably, as required to give effect to the following agreements:

(a)           Newco will be organized under the Canada Business Corporations Act,

(b)           Newco will, upon organization and at closing of the Acquisition (the “Closing”), be a wholly owned subsidiary of Dacha,

(c)           Dacha will capitalize Newco by way of cash subscriptions for common shares,

(d)           the capital structure of Newco and the form of the contributions by Dacha to Newco will be as agreed to by Merus Labs and Dacha, each acting reasonably,

(e)           Newco will not enter into any agreements, conduct any business or incur any liabilities prior to the completion of the Acquisition, except to the extent contemplated by this Agreement or agreed to by Merus Labs and Dacha,

(f)           Newco’s assets as at Closing will be comprised exclusively of cash; and

(g)           the amount of cash held by Newco at Closing (the “Newco Closing Cash”) will be not less than $11.0 million, less the purchase price paid by Dacha for any securities of Merus Labs acquired by Dacha prior to Closing under any Merus Equity Financing (as hereinafter defined).

2.                      The Acquisition Agreement. The structure of the Acquisition, including form of the Acquisition (whether share purchase, amalgamation or otherwise) and the details of the steps to complete the Acquisition, will be set out in an acquisition agreement to be entered into between Merus Labs and Dacha (the “Acquisition Agreement”). The Acquisition Agreement will also set forth the steps required to give effect to the incorporation and organization of Newco in the manner contemplated by this Agreement. Merus Labs and Dacha agree to structure the transactions contemplated herein to give effect to the agreements in Section 1 of this Agreement in the most efficient manner possible having regard to the Income Tax Act (Canada) without prejudice to either party. Each of Merus Labs and Dacha will use their best efforts to structure the Acquisition such that the Merus Acquisition Shares shall not be subject to a “restricted period” on trading under Section 2.5 of National Instrument 45-102. Each of Merus Labs and Dacha will use their best efforts to negotiate and enter into the Acquisition Agreement on or before June 30, 2014 and undertake to negotiate such agreement in good faith.

3.                      Consideration. The number of Merus Shares to be issued to Dacha upon completion of the Acquisition (the “Merus Acquisition Shares”) will be determined as follows:

Merus Acquisition Shares	=	Newco Closing Cash
Agreed Market Value of Merus Shares of $1.70 per Merus Share

4.                      Effect of Acquisition. Upon Closing:

(a)	Newco will be a wholly-owned subsidiary of Merus Labs, and

(b)	Dacha will own the Merus Acquisition Shares.

5.                      Financing Options.

(a)

Merus Labs agrees that Dacha will have the right and option during the period from the date of this Letter Agreement to the earlier of (i) the date of termination of this Letter Agreement (or, if the Acquisition Agreement is executed, the date of termination of the Acquisition Agreement) and (ii) the date the Acquisition is completed, to participate in any equity financing undertaken by Merus Labs (a “Merus Equity Financing”) to an aggregate maximum of $6.0 million. A Merus Equity Financing for the purpose of this Letter Agreement will include any offering of common shares of Merus Labs, or any other security convertible, exchangeable or exercisable into common shares of Merus Labs. Participation by Dacha in any such Merus Equity Financing will be on the same terms and at the same offering price as offered to other investors in the financing and will be conditional upon Dacha receiving all required regulatory approvals for its participation in the financing. Dacha will exercise such option within five (5) business days of receipt from Merus Labs of any written notice of offering that sets out the price and terms of such offering, or one (1) business day in the event of a bought deal offering. If Dacha elects to participate in any such Merus Equity Financing and purchases a minimum amount of $4.0 million of the offered securities, then the “Agreed Market Value of Merus Shares”, as provided for in Section 3 of this Letter Agreement will be adjusted to equal the per share price of the common shares of Merus Labs offered and sold in such Merus Equity Financing and the number of Merus Shares to be issued to Dacha upon closing of the Acquisition will be adjusted accordingly.

(b)

If the Acquisition is not completed due to the failure of Merus Labs to satisfy the condition precedent to closing in favour of Dacha set forth in Section 13(c) of this Agreement, Dacha will have the right and option for a period of one year from the date of this Agreement to participate in any public equity financing of Merus Labs up to a maximum of 15% of the total equity securities sold in the offering for an aggregate investment of up to $10.0 million, subject to the same terms and conditions regarding notification that apply to its participation in a Merus Equity Financing pursuant to Section 5(a), mutatis mutandis. This Section 5(b) will survive any termination of this Agreement or the Acquisition Agreement.

6.                      Dacha Shareholders Meeting. The Acquisition will be submitted to the shareholders of Dacha for consideration and approval at a special meeting (the “Meeting”) to be convened by Dacha as soon as reasonably possible after its execution of this Agreement. Merus Labs shall provide to Dacha all information regarding Merus Labs, its affiliates and the Merus Shares as required by Applicable Laws for inclusion in any information circular prepared by Dacha in connection with the Meeting. Merus Labs shall ensure that such information does not include any misrepresentation (as defined in the Securities Act (Ontario)) concerning Merus Labs or the Merus Shares.

7.                      Voting Agreements. As a condition of execution of the Acquisition Agreement by Merus Labs, Dacha will secure the agreement of its directors, officers, Salida Capital International Limited and Goodwood Inc., to vote their common shares of Dacha in favour of the Acquisition at the Meeting. The form of voting agreement will be in a customary form subject to the reasonable approval of Merus Labs.

8.                      Representations and Warranties of Dacha. Dacha hereby provides to Merus Lab the key representations and warranties of Dacha set forth in Section 1.2 of Schedule A of this Agreement and acknowledges that Merus Labs is relying on these key representations and warranties in entering into this Agreement. The Dacha key representations and warranties will be incorporated into the Acquisition Agreement. The Acquisition Agreement will also include such further additional representations and warranties of Dacha as are customary and reasonable for a transaction of the nature of the Acquisition. The Acquisition Agreement will also include additional and customary representations and warranties of Dacha regarding Newco, including (i) those representations and warranties set forth in Section 1.2 of Schedule A, as appropriate, (ii) representations and warranties regarding the financial statements of Newco to be delivered pursuant to Section 12(g) of this Agreement, and (iii) representations and warranties of Dacha that Newco and the assets owned by Newco are free and clear or all Liens and liabilities, contingent and otherwise.

9.                      Representations and Warranties of Merus Labs. Merus Labs hereby provides to Dacha the key representations and warranties of Merus Labs set forth in Section 1.3 of Schedule A of this Agreement and acknowledges that Dacha is relying on these key representations and warranties in entering into this Agreement. The Merus Labs key representations and warranties will be incorporated into the Acquisition Agreement. The Acquisition Agreement will also include such further additional representations and warranties of Merus Labs as are customary and reasonable for a transaction of the nature of the Acquisition.

10.                    Closing. Dacha and Merus Labs will use commercially reasonable best efforts to complete the Closing on or before August 15, 2014, or such other date as is acceptable to the parties hereto acting reasonably.

11.                    Transaction Structuring Fee. At the Closing. Merus Labs will pay to Dacha a transaction structuring fee (the “Structuring Fee”) equal to 3.5% of the aggregate value of the Merus Acquisition Shares based on the Agreed Market Value of the Merus Shares. The Structuring Fee will be paid by Merus Labs issuing to Dacha that number of Merus Shares (in addition to the Merus Acquisition Shares) equal to the Structuring Fee divided by the Agreed Market Value of the Merus Shares, rounded to the nearest whole number of Merus Shares.

12.                    Merus Labs Conditions. The obligations of Merus Labs to complete the Acquisition will be subject to the following conditions (the “Merus Labs Closing Conditions”), each of which Merus Labs Closing Conditions is for the exclusive benefit of Merus Labs and may waived in whole or in part by it at any time:

(a)	incorporation and organization of Newco in the manner contemplated by this Agreement and the Acquisition Agreement;

(b)	receipt by Merus Labs of all required regulatory approvals, including approval of the Toronto Stock Exchange (the “TSX”) and NASDAQ:

(c)	no Material Adverse Change with respect to Dacha will have occurred from the date hereof to the date of completion of the Acquisition;

(d)

all of the representations and warranties of Dacha set forth in this Agreement and in the Acquisition Agreement will be true and correct in all material respects as at the date made and as at the date of completion of the Acquisition;

(e)	Dacha will have complied, in all material respects, with all of its covenants and obligations as set forth in this Agreement and in the Acquisition Agreement;

(f)

the completion of a business, tax, legal and financial review of Newco by Merus Labs and its advisors to the satisfaction of Merus Labs, acting reasonably, to confirm the organization of Newco as contemplated by this Agreement; and

(g)

as at Closing, Newco will have cash of not less than $11,000,000 less the purchase price paid by Dacha for any securities of Merus Labs acquired by Dacha prior to Closing under any Merus Equity Financing, no other assets and no liabilities, all as reflected on a unaudited balance sheet of Newco signed by two officers of Dacha dated as at the date of Closing.

13.                    Dacha Conditions. The obligations of Dacha to complete the Acquisition will be subject to the following conditions (the “Dacha Closing Conditions”), each of which Dacha Closing Conditions is for the exclusive benefit of Dacha and may waived in whole or in part by it at any time:

(a)	receipt by Dacha of all required regulatory approvals, including approval of the TSX Venture Exchange (the “TSX-V”) and the shareholders of Dacha;

(b)	Merus Labs shall have paid the Structuring Fee to Dacha in accordance with Section 11;

(c)

Dacha shall be satisfied, acting reasonably, that Merus Labs’ capitalization upon completion of the Acquisition will be consistent with the pro forma capitalization disclosed by Merus Labs to Dacha prior to the date hereof;

(d)	no Material Adverse Change with respect to Merus Labs will have occurred from the date hereof to the date of completion of the Acquisition;

(e)

all of the representations and warranties of Merus Labs set forth in this Agreement and in the Acquisition Agreement will be true and correct in all material respects as at the date made and as at the date of completion of the Acquisition; and

(f)	Merus Labs will have complied, in all material respects, with all of its covenants and obligations as set forth in this Agreement and in the Acquisition Agreement.

14.                    Material Adverse Change. For the purposes of this Agreement, “Material Adverse Change” means, with respect to Dacha or Merus Labs, as applicable, any change, effect, event or occurrence which either individually is or in the aggregate are, or individually or in the aggregate would reasonably be expected to be, material and adverse to the business, operations, results of operations, properties, prospects, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise) or condition (financial or otherwise) of Dacha or Merus Labs, as applicable and on a consolidated basis, except to the extent of any change, effect, event or occurrence results from or in connection with: (i) any change in general economic, business, or market conditions or in national or global financial, currency exchange or capital markets or (ii) any change generally affecting the industry in which the Dacha or Merus Labs, as applicable, carry on their business, provided, however, that with respect to clauses (i) and (ii) such matter does not have a materially disproportionate effect on Dacha or Merus Labs, as applicable.

15.                    Due Diligence. Dacha will provide Merus Labs and its representatives and professional advisors with access to all of Dacha’s (and Newco’s, upon incorporation) businesses, operations, properties and facilities, its books, documents and records and access to its officers, employees and professional advisors as Merus Labs may reasonably request for the purposes of confirming the satisfaction of the conditions precedent to Closing set forth in Section 12 of this Agreement.

16.                    Confidentiality. Each party hereto agrees that all information and documents received from the other party in connection with the evaluation of the transactions contemplated by this Letter Agreement will be kept confidential and Merus Labs and Dacha in accordance with the terms of the confidentiality agreement between them dated the date hereof (the “Confidentiality Agreement”).

17.                    Conduct of Business. Except as contemplated in this Agreement, between the date hereof and the Closing of the Acquisition, Dacha will operate its businesses in the ordinary course and consistent with past practice and not enter into any transactions other than in the ordinary course of business.

18.                    Merus Material Transactions. Dacha expressly acknowledges that Merus Labs will be entitled to complete, at its discretion, material debt and equity financings, which may include the issuances of common shares, preferred shares or securities convertible into equity shares, debt financings and product acquisitions during the period between the date hereof and the Closing.

19.                    Covenants of Merus Labs. Merus Labs will proceed forthwith to cause to be prepared an Acquisition Agreement for review by Dacha. Merus Labs and its counsel will co-operate fully with Dacha and its counsel in preparing and finalizing such Acquisition Agreement as quickly as possible. Merus Labs will act expeditiously and in good faith in:

(a)	finalizing and executing the Acquisition Agreement,

(b)

reviewing and finalizing the information circular for the Meeting in form satisfactory to both Dacha and, only with respect to information included in the information circular relating to Merus Labs and the Merus Shares, Merus Labs, each acting reasonably,

(c)	seeking applicable regulatory approvals for the Acquisition, and

(d)	completing the Acquisition.

20.                    Covenants of Dacha. Dacha will proceed forthwith to prepare an information circular and all other required material for the Meeting. Dacha and its counsel will co-operate fully with Merus Labs and its counsel in preparing and finalizing such material as quickly as possible. Dacha will act expeditiously and in good faith in:

(a)	finalizing and executing the Acquisition Agreement,

(b)	convening the Meeting,

(c)

preparing and finalizing the information circular for the Meeting in form satisfactory to both Dacha and, only with respect to information included in the information circular relating to Merus Labs and the Merus Shares, Merus Labs, each acting reasonably,

(d)	soliciting shareholder approval for the Acquisition;

(e)	seeking applicable regulatory approvals for the Acquisition, and

(f)	completing the Acquisition.

21.                    Termination. This Agreement may be terminated by either party, provided such party is not in breach of this Agreement, if the Acquisition Agreement is not entered into by June 30, 2014 or if the Acquisition has not been completed on or before August 31, 2014, provided that no such termination will relieve any party from liability for any breach of any provision of this Agreement. Time shall be of the essence in this Agreement.

22.                    Transaction Expenses. Merus Labs, on the one hand, and Dacha, on the other hand, will each pay their respective costs and expenses incurred in connection with the transactions contemplated by this Letter Agreement (including fees and expenses of legal counsel, accountants and other representatives and advisors).

23.                    Press Releases. Merus Labs and Dacha will jointly issue a news release concerning the Acquisition forthwith upon execution of this Agreement. Neither Merus Labs nor Dacha will make any press release, public announcement or public statement about the Acquisition and other transactions contemplated herein which has not been previously approved by the other, each acting reasonably. Notwithstanding the foregoing, either party may make a press release or filing with a regulatory authority if counsel for such party advises that such press release or filing is necessary in order to comply with applicable law or the rules and policies of any securities regulatory authority or stock exchange having jurisdiction over the party, in which case such party will first make a reasonable effort to obtain the approval of the other party.

24.                    Governing Law. This Letter Agreement shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein.

25.                    Assignment. Neither this Agreement nor the rights, interests and obligations hereunder shall be assignable without the prior written consent of the other party, provided that Merus Labs may assign this Agreement to a wholly-owned subsidiary and further provided that Merus Labs guarantees the performance of all obligations herein by such subsidiary.

26.                    Currency. Unless otherwise indicated, all references to dollar amounts in this Letter Agreement are expressed in Canadian dollars.

27.                    No Other Arrangements. This Letter Agreement is being executed by Merus Labs in reliance upon the representation that Dacha has no legal obligation, absolute or contingent, to any other person or entity to sell any substantial portion of the assets of Dacha, to sell a majority of Dacha Shares or to effect any merger, consolidation, recapitalization or other business combination of Dacha or to enter into any agreement with respect thereto or which is otherwise in conflict with the proposed Acquisition or the provisions hereof.

28.                    Effect of Agreement. This Agreement constitutes, together with the Confidentiality Agreement, the entire agreement between the parties and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. Notwithstanding that this Agreement contemplates the negotiation and execution of the Acquisition Agreement, the negotiation and execution of the Acquisition Agreement does not constitute a condition subsequent to this Agreement and this Agreement is intended to constitute a legal, valid and binding obligation of Merus Labs and Dacha.

29.                    Counterparts. This Letter Agreement may be executed in counterparts, each of which shall be an original and all of which together shall constitute one and the same instrument.

[Remainder of Page Intentionally Left Blank]

Kindly signify your acceptance of the terms contained herein by executing the enclosed duplicate copy hereof in the place indicated and returning such executed copy to Merus Labs by no later than 5:00 p.m. Toronto time on the 10th day of June, 2014, failing which this Agreement shall be of no force or effect.

Yours truly,

MERUS LABS INTERNATIONAL INC.

                “Andrew Patient”
By:  _______________________________
Name:     Andrew Patient
Title:       Chief Financial Officer

Dacha hereby confirms the terms of this Agreement as set out herein on June 10, 2014.

DACHA STRATEGIC METALS INC.

By:         “Peter Puccetti”
Name:     Peter Puccetti
Title:       CEO

SCHEDULE A

REPRESENTATIONS AND WARRANTIES

Section 1.1 Definitions

            The following terms will have the meanings set forth below in this Schedule A and in the Agreement and terms defined in the Agreement will have such meanings in this Schedule A:

(a)

“Applicable Laws” means all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, statutory rules, published policies and guidelines, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, including general principles of common and civil law, and terms and conditions of any grant of approval, permission, authority or license of any Governmental Authority, statutory body or self-regulatory authority;

(b)

“Applicable Securities Laws” means, collectively, the applicable securities laws of each of the Reporting Jurisdictions, their respective regulations, rulings, rules, orders and prescribed forms thereunder, and the applicable published policy statements issued by the Securities Commissions thereunder;

(c)

“Debt Instrument” means any loans, notes, bonds, debentures, indentures, promissory notes (including those issued in connection with various acquisitions), mortgages, guarantees or other instruments evidencing indebtedness (demand or otherwise) for borrowed money or other liability;

(d)

“Governmental Authority” means any government, parliament, legislature, regulatory authority, agency, commission, board or court or other law, rule, or regulation-making entity having jurisdiction on behalf of any nation or state or province or other subdivision thereof including any municipality or district;

(e)

“Governmental Authorization” means any authorization, order, permit, approval, grant, license, quota, consent, commitment, right, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decree or demand or the like which may be issued or granted by law or by rule or regulation of any Governmental Authority;

(f)	“Governmental Charges” means all Taxes, levies, assessments, reassessments and other charges together with all related penalties, interest and fines, due and payable to any Governmental Authority;

(g)

“Knowledge” means, with respect to either Dacha or Merus Labs, the actual knowledge of the senior executive officers of Dacha or Merus Labs, as applicable, after reasonable inquiry of the relevant subject matter;

(h)

“Lien” means any lien, pledge, security interest, charge, claim, mortgage, deed of trust, option, warrant, purchase right or option, right of first refusal or similar right, lease, easement, adverse claim, title retention agreement or other encumbrance or restriction of any kind;

(i)

“Person” means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without stock capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, or Governmental Authority however designated or constituted;

(j)	“Reporting Jurisdictions” means, collectively, the provinces in which Dacha or Merus Labs, as applicable, is a reporting issuer;

(k)	“Securities Commissions” means, collectively, the securities commissions in each of the Reporting Jurisdictions, as applicable;

(l)

“Tax” or Taxes” means all taxes of any kind or nature whatsoever including, without limitation, income taxes, sales or value-added taxes, levies, stamp taxes, royalties, duties, and all fees, deductions, compulsory loans and withholdings imposed, levied, collected, withheld or assessed as of the Closing or at any time in the future, by any Governmental Authority of or within Canada and the United States, together with penalties, fines, additions to tax and interest on or in respect of, or in lieu of or for non-payment of, any such taxes;

(m)	“Tax Returns” means any return, report, information return or other document relating to Taxes.

Section 1.2 Key Representations and Warranties of Dacha

            Dacha represents and warrants to Merus Labs as follows and acknowledges that Merus Labs is relying upon such representations and warranties in entering into the Agreement:

(1)      Definitions. The following terms will have the meanings set forth below in this Section 1.2 of Schedule A:

(a)

“Dacha Audited Financial Statements” means the consolidated audited financial statements of Dacha for the fiscal year ending March 31, 2013, and, upon issuance and release, the fiscal year ending March 31, 2014, including the consolidated statements of financial position, consolidated statements of operating and comprehensive loss, consolidated statements of cash flows and consolidated statements of changes in shareholders equity, for the period then ended and the notes thereto;

(b)	“Dacha Business” means the business of Dacha as disclosed in the Dacha Disclosure Record;

(c)

“Dacha Business Assets” means all tangible and intangible property and assets owned by Dacha and its subsidiaries in connection with the Dacha Business, including those assets reflected in the Dacha Financial Statements;

(d)

“Dacha Disclosure Record” means all financial statements, related management’s discussion and analysis, management information circulars, joint information circulars, annual information forms, material change reports, and other documents filed by Dacha since April 1, 2012, whether before or after the date of this Agreement, on SEDAR under Applicable Securities Laws;

(e)	“Dacha Financial Statements” means the Dacha Audited Financial Statements and the Dacha Interim Financial Statements;

(f)

“Dacha Interim Financial Statements” means the consolidated unaudited financial statements of the Corporation for the three and nine month periods ending December 31, 2013 including the condensed consolidated interim statements of financial position, condensed consolidated interim statements of operating and comprehensive loss, condensed consolidated interim statements of cash flows and condensed consolidated interim statements of changes in shareholders’ equity for the periods then ended and the notes thereto;

(g)

“Dacha Required Consents and Approvals” means the following consents and approvals required to enable Dacha to complete the Acquisition and the transactions contemplated pursuant to this Agreement and the Acquisition Agreement:

	(i)	the approval of the TSX Venture Exchange, and

	(ii)	the approval of the shareholders of Dacha to the Acquisition;

(h)

“Material Agreements” means any and all contracts, commitments, agreements (written or oral), instruments, leases or other documents, including without limitation joint venture agreements, licences, sub-licenses, finance leases, supply agreements, distribution agreements, transportation agreements, sales agreements or any other similar type agreements, to which to which Dacha or its subsidiaries, as applicable, is a party or to which their business assets are otherwise bound, and which is material to Dacha or its subsidiaries, as applicable, on a consolidated basis;

(2)         Corporate Authorization. The execution and delivery of this Agreement and the performance of the transactions contemplated hereby have been duly authorized by all necessary corporate action of the board of directors of Dacha.

(3)         Enforceability. This Agreement has been duly executed by Dacha and constitutes valid and binding obligations of Dacha enforceable against Dacha in accordance with its terms subject to the usual exceptions as to bankruptcy and the availability of equitable remedies.

(4)         No Conflict. None of (i) the entering into of this Agreement by Dacha, or, (ii) the performance by Dacha of any of its obligations under this Agreement has or will:

(a)	contravene, breach or result in any default under the articles, by-laws, constating documents or other organizational documents of Dacha;

(b)	provided the Required Consents and Approvals are obtained, any Material Agreement or Governmental Authorization to which Dacha is a party or by which it may be bound; or

(c)	contravene or breach any Applicable Laws, Applicable Securities Laws or TSX Venture Exchange policies.

(5)         Consents and Approvals. Except for the Dacha Required Consents and Approvals, no Governmental Authorization or authorization, consent or approval of, or filing with or notice to any other Person, stock exchange or Securities Commission is required in connection with the execution, delivery or performance of this Agreement and the completion of the Acquisition and the fulfillment of the terms hereof and thereof by Dacha.

(6)         Stock Exchange Compliance. Dacha is, and will at Closing be, in compliance in all material respects with the by-laws, rules, policies and regulations of the TSX Venture Exchange.

(7)         Reporting Issuer Status. As at the date hereof, Dacha is a “reporting issuer” in each of the Reporting Jurisdictions within the meaning of Applicable Securities Laws, and is not currently in default of any material requirement of the Applicable Securities Laws of such jurisdictions and Dacha is not included on a list of defaulting reporting issuers maintained by any of the Securities Commissions of such jurisdictions.

(8)         Continuous Disclosure. Dacha is in compliance in all material respects with its timely disclosure obligations under Applicable Securities Laws and, without limiting the generality of the foregoing, there has not occurred a Material Adverse Change with respect to Dacha which has not been publicly disclosed and the information and statements in the Dacha Disclosure Record were true and correct in all material respects as of the respective dates of such information and statements and at the time such documents were filed on SEDAR, do not contain any misrepresentations and no material facts have been omitted therefrom which would make such information materially misleading, and Dacha has not filed any confidential material change reports which remain confidential as at the date hereof.

(9)         Financial Statements.

(a)	The Dacha Financial Statements have been prepared in accordance with the applicable IFRS applied on a consistent basis throughout the periods involved.

(b)

The Dacha Financial Statements fairly, completely and accurately present the consolidated financial position of Dacha and the results of its consolidated operations as of the dates and throughout the periods indicated in all material respects.

(c)

Except as disclosed in the Dacha Disclosure Record, there has been no material adverse change in the financial position of Dacha since the date of the latest balance sheet included in the Dacha Financial Statements.

(d)

On the date hereof, there are no material off-balance sheet transactions, arrangements, obligations or other relationships of Dacha or its subsidiaries with unconsolidated entities or other persons that could reasonably be expected to result in a Material Adverse Change with respect to Dacha.

(e)	The auditors of Dacha who audited the Audited Financial Statements and delivered their report with respect thereto are independent public accountants as required by the Applicable Securities Laws.

(f)	There has not been any reportable disagreement (within the meaning of NI 51-102) with the auditor of Dacha.

(g)

Except as disclosed in the Dacha Disclosure Record, there has been no change in accounting policies or practices of Dacha or its subsidiaries since the date of the latest balance sheet included in the Dacha Financial Statements, other than the adoption of certain additional IFRS measures as disclosed in the Dacha Financial Statements.

(10)       Absence of Undisclosed Liabilities. Dacha, on a consolidated basis, do not have any outstanding liabilities, contingent or otherwise, other than:

(a)	liabilities set out in the Dacha Financial Statements; and

(b)

liabilities in respect of trade or business obligations incurred after since the date of the latest balance sheet included in the Dacha Financial Statements in the ordinary course of the Dacha Business, consistent with past practice, none of which, individually or collectively, has had or would reasonably be expected to result in a Material Adverse Change with respect to Dacha.

(11)       Absence of Changes. Since the date of the latest balance sheet included in the Dacha Financial Statements and except as set out in the Dacha Disclosure Record, there has not been:

(a)	any Material Adverse Change with respect to Dacha, or

(b)

any transaction or transactions entered into by Dacha or its subsidiaries, other than those in the ordinary course of business, which are material with respect to Dacha and its subsidiaries on a consolidated basis.

(12)      Guarantees etc. Neither Dacha nor any Subsidiary is a party to or is bound by any agreement of guarantee, support, indemnification, assumption or endorsement of, or any other similar commitment with respect to, the obligations, liabilities (contingent or otherwise) or indebtedness of any Person.

(13)      Material Agreements.All of the Material Agreements to which Dacha and its subsidiaries are party is valid, subsisting, in good standing and in full force and effect, enforceable in accordance with the terms thereof. Dacha and its subsidiaries have performed all material obligations (including payment obligations) in a timely manner under, and are in compliance with all material terms and conditions (including all financial covenants) contained in each Material Agreement. Except as disclosed in the Dacha Disclosure Record neither Dacha nor any of its subsidiaries is in violation, breach or default nor has it received any notification from any party claiming that Dacha or any of its subsidiaries is in breach, violation or default under any Material Agreement in any material respect and no other party, to Dacha’s Knowledge, is in breach, violation or default of any material term under any Material Agreement.

(14)      Debt Instruments.Neither Dacha nor any of its subsidiaries is party or subject to any Debt Instruments.

(15)      Title to the Business Assets. The Dacha Business Assets are owned by Dacha free and clear of all Liens.

(16)      Litigation. Except as disclosed in the Dacha Disclosure Record, there is no court, administrative, regulatory or similar proceeding (whether civil, quasi-criminal or criminal); arbitration or other dispute settlement procedure; to Dacha’s Knowledge, investigation or inquiry by any governmental, administrative, regulatory or similar body; or any similar matter or proceeding (collectively “Proceedings”) against or involving Dacha, or any of its subsidiaries (whether in progress or threatened) which, if determined adversely to Dacha or the applicable subsidiary would result in a Material Adverse Change with respect to Dacha; and to Dacha’s Knowledge, no event has occurred which might give rise to any Proceedings against or involving Dacha, or any of its subsidiaries, which, if determined adversely to Dacha or the applicable subsidiary would result in a Material Adverse Change with respect to Dacha. There is no judgment, decree, injunction, rule, award or order of any Governmental Authority outstanding against Dacha or any of its subsidiaries.

(17)      Taxes.

(a)

Except as disclosed or as set out in the Dacha Disclosure Record, Dacha and each Dacha Material Subsidiary has filed, in a timely manner, all material Tax Returns required to be filed by them in accordance with all Applicable Laws with the appropriate Governmental Authority in all jurisdictions in which such Tax Returns are required to be filed. All such Tax Returns are correct and complete in all material respects. All Taxes owed and due by Dacha or any of its subsidiaries (whether or not shown on any tax return) have been fully paid when due. Dacha has maintained adequate provision on its books and records for all Taxes that have accrued but are not yet due. Any Taxes payable in respect of any period prior to the date hereof are, in aggregate, not greater than the aggregate reserve for Taxes included in the Interim Financial Statements. Neither Dacha nor any Subsidiary has received any written notice of any claim made by any Governmental Authority in any jurisdiction where such entity did not file Tax Returns that Dacha or any of its subsidiaries was or may be subject to taxation therein.

(b)

There are no material proceedings in progress, pending or threatened against Dacha or any of its subsidiaries in respect of any Governmental Charges and, in particular, there are no currently outstanding material assessments, reassessments or written enquiries which have been issued to, or raised in respect of, Dacha or any of its subsidiaries by any Governmental Authority relating to any Governmental Charges.

(c)	Dacha and each of its subsidiaries has withheld or collected and remitted when due all amounts required to be withheld or collected and remitted by them in respect of any Governmental Charges.

(d)

There are no Liens for Governmental Charges (other than Liens for Governmental Charges not yet due) upon, pending against or, to the Knowledge of Dacha, threatened against any assets of Dacha or any of its subsidiaries.

(e)

Neither Dacha nor any Subsidiary has any actual or potential liability as a transferee or successor, pursuant to any contractual obligation, Tax sharing arrangement, Tax indemnification agreement or otherwise for any Taxes of any Person other than Dacha or any of its subsidiaries.

(18)      No Fees or Commissions. Except as expressly provided by this Agreement, neither Dacha nor any of its subsidiaries is or will be obligated to pay any fee or commission to any Person in connection with the transactions contemplated by this Agreement.

Section 1.3 Key Representations and Warranties of Merus Labs

            Merus Labs represents and warrants to Dacha as follows and acknowledges that Dacha is relying upon such representations and warranties in entering into the Agreement:

(1)        Definitions. The following terms will have the meanings set forth below in this Section 1.3 of Schedule A:

(a)

“Merus Labs Audited Financial Statements” means the consolidated audited financial statements of Merus Labs for the fiscal year ending September 30, 2013, including the consolidated balance sheets, consolidated statements of operations, consolidated statements of comprehensive income (loss), consolidated statements of cash flows and consolidated statements of changes in equity, for the period then ended and the notes thereto;

(b)

“Merus Labs Disclosure Record” means all financial statements, related management’s discussion and analysis, management information circulars, joint information circulars, annual information forms, material change reports, and other documents filed by Merus Labs since October 1, 2013, whether before or after the date of this Agreement, on SEDAR under Applicable Securities Laws;

(c)	“Merus Labs Financial Statements” means the Merus Labs Audited Financial Statements and the Merus Labs Interim Financial Statements;

(d)

“Merus Labs Interim Financial Statements” means the consolidated unaudited financial statements of the Corporation for the three and six month period ending March 31, 2014 including the condensed consolidated interim balance sheets, condensed consolidated interim statements of operations, condensed consolidated interim statements of cash flows and condensed consolidated interim statements of changes in equity for the periods then ended and the notes thereto;

(e)	“Merus Labs Material Subsidiaries” means

	(i)	Merus Labs Luxco S.a.r.l., a Luxembourg company, and

	(ii)	Merus Labs Netherlands BV, a Netherlands company;

(f)

“Merus Labs Required Consents and Approvals” means the following consents and approvals required to enable Merus Labs to complete the Acquisition and the transactions contemplated pursuant to this Agreement and the Acquisition Agreements:

	(i)	the approval of the TSX Venture Exchange; and

	(ii)	the approval of NASDAQ.

(2)        Corporate Authorization. The execution and delivery of this Agreement and the performance of the transactions contemplated hereby have been duly authorized by all necessary corporate action of the board of directors of Merus Labs.

(3)        Enforceability. This Agreement has been duly executed by Merus Labs and constitutes valid and binding obligations of Merus Labs enforceable against Merus Labs in accordance with their terms subject to the usual exceptions as to bankruptcy and the availability of equitable remedies.

(4)        No Conflict. None of (i) the entering into of this Agreement by Merus Labs, or, (ii) the performance by Merus Labs of any of its obligations under this Agreement has or will:

(a)	contravene, breach or result in any default under the articles, by-laws, constating documents or other organizational documents of Merus Labs;

(b)	provided the Required Consents and Approvals are obtained, any Material Agreement or Governmental Authorization to which Merus Labs is a party or by which it may be bound; or

(c)	contravene or breach any Applicable Laws, Applicable Securities Laws or Exchange policies.

(5)        Consents and Approvals. Except for the Merus Labs Required Consents and Approvals, no Governmental Authorization or authorization, consent or approval of, or filing with or notice to any other Person, stock exchange or Securities Commission is required in connection with the execution, delivery or performance of this Agreement and the Transaction Agreements, the completion of the Acquisition and the fulfillment of the terms hereof and thereof by Merus Labs.

(6)        Capitalization. The authorized capital of Merus Labs consists of an unlimited number of Common Shares, of which, as of the date hereof, 51,921,262 Common Shares are outstanding as fully paid and non-assessable shares of Merus Labs, and an unlimited number of preferred shares, none of which are currently outstanding. All of the issued and outstanding Common Shares of Merus Labs are fully paid and non-assessable and have been duly and validly authorized and issued, in compliance with all Applicable Laws.

(7)        Obligations to Issue Securities. Except (i) as set out in this Agreement, (ii) as otherwise publicly disclosed in the Merus Labs Disclosure Record, and (iii) a contemplated private placement offering of a new series of preferred shares, there are no agreements, options, warrants, rights of conversion or exchange or other rights under which Merus Labs is, has been or may become, obligated to issue any securities or any securities convertible or exchangeable, directly or indirectly, into any securities of Merus Labs and no person now has any agreement or option or right or privilege (whether at law, pre-emptive or contractual) capable of becoming an agreement for the purchase, subscription or issuance of, or conversion into, any unissued common shares, warrants, other securities or convertible obligations of any nature of Merus Labs.

(8)        Stock Exchange Compliance.

(a)	Merus Labs is, and will at Closing be, in compliance in all material respects with the by- laws, rules, policies and regulations of the TSX and NASDAQ; and

(b)

As of the date hereof, the currently issued and outstanding Common Shares of Merus Labs are listed and posted for trading on the TSX and no order ceasing or suspending trading in any securities of Merus Labs or prohibiting the sale of the Common Shares or the trading of any of Merus Labs’s issued securities has been issued and no proceedings for such purpose are pending or, to the best of Merus Labs’s Knowledge, information and belief, threatened.

(9)        Reporting Issuer Status. As at the date hereof, Merus Labs is a “reporting issuer” in each of the Reporting Jurisdictions within the meaning of Applicable Securities Laws, and is not currently in default of any material requirement of the Applicable Securities Laws of such jurisdictions and Merus Labs is not included on a list of defaulting reporting issuers maintained by any of the Securities Commissions of such jurisdictions.

(10)      Continuous Disclosure. Merus Labs is in compliance in all material respects with its timely disclosure obligations under Applicable Securities Laws and, without limiting the generality of the foregoing, there has not occurred a Material Adverse Change with respect to Merus Labs which has not been publicly disclosed and the information and statements in the Merus Labs Disclosure Record were true and correct in all material respects as of the respective dates of such information and statements and at the time such documents were filed on SEDAR, do not contain any misrepresentations and no material facts have been omitted therefrom which would make such information materially misleading, and Merus Labs has not filed any confidential material change reports which remain confidential as at the date hereof.

(11)      Financial Statements.

(a)	The Merus Labs Financial Statements have been prepared in accordance with the applicable IFRS applied on a consistent basis throughout the periods involved.

(b)

The Merus Labs Financial Statements fairly, completely and accurately present the consolidated financial position of Merus Labs and the results of its consolidated operations as of the dates and throughout the periods indicated in all material respects.

(c)

Except as disclosed in the Merus Labs Disclosure Record, there has been no material adverse change in the financial position of Merus Labs since the date of the latest balance sheet included in the Merus Labs Financial Statements.

(d)

On the date hereof, there are no material off-balance sheet transactions, arrangements, obligations or other relationships of Merus Labs or the Merus Labs Material Subsidiaries with unconsolidated entities or other persons that could reasonably be expected to result in a Material Adverse Change with respect to Merus Labs.

(e)

The respective auditors of Merus Labs who audited the Audited Financial Statements and delivered their report with respect thereto are independent public accountants as required by the Applicable Securities Laws.

(f)	There has not been any reportable disagreement (within the meaning of NI 51-102) with the auditor of Merus Labs.

(g)

Except as disclosed in the Merus Labs Disclosure Record, there has been no change in accounting policies or practices of Merus Labs or its subsidiaries since the date of the latest balance sheet included in the Merus Labs Financial Statements, other than the adoption of certain additional IFRS measures as disclosed in the Merus Labs Financial Statements.

(12)      Absence of Undisclosed Liabilities. Merus Labs, on a consolidated basis, does not have any outstanding liabilities, contingent or otherwise, other than:

(a)	liabilities set out in the Merus Labs Financial Statements; and

(b)

liabilities in respect of trade or business obligations incurred after since the date of the latest balance sheet included in the Merus Labs Financial Statements in the ordinary course of the Merus Labs Business, consistent with past practice, none of which, individually or collectively, has had or would reasonably be expected to result in a Material Adverse Change with respect to Merus Labs.

(13)      Absence of Changes. Since the date of the latest balance sheet included in the Merus Labs Financial Statements and except as set out in the Merus Labs Disclosure Record, there has not been:

(a)	any Material Adverse Change with respect to Merus Labs, or

(b)

any transaction or transactions entered into by Merus Labs or its subsidiaries, other than those in the ordinary course of business, which are material with respect to Merus Labs and its subsidiaries on a consolidated basis.

(14)      Guarantees etc. Neither Merus Labs nor any subsidiary is a party to or is bound by any agreement of guarantee, support, indemnification, assumption or endorsement of, or any other similar commitment with respect to, the obligations, liabilities (contingent or otherwise) or indebtedness of any Person other than with respect to inter-corporate guarantees among Merus Labs and its subsidiaries.

(15)      Material Agreements.All of the Material Agreements and Debt Instruments to which Merus Labs and its subsidiaries are party are valid, subsisting, in good standing and in full force and effect, enforceable in accordance with the terms thereof. Merus Labs and its subsidiaries have performed all material obligations (including payment obligations) in a timely manner under, and are in compliance with all material terms and conditions (including all financial covenants) contained in each Material Agreement and each Debt Instrument. Except as disclosed in the Merus Labs Disclosure Record neither Merus Labs nor any of its subsidiaries is in violation, breach or default nor has it received any notification from any party claiming that Merus Labs or any of its subsidiaries is in breach, violation or default under any Material Agreement or Debt Instrument in any material respect and no other party, to Merus Labs’ Knowledge, is in breach, violation or default of any material term under any Material Agreement or Debt Instrument.

(16)      Litigation. Except as disclosed in the Merus Labs Disclosure Record, there is no court, administrative, regulatory or similar proceeding (whether civil, quasi-criminal or criminal); arbitration or other dispute settlement procedure; to Merus Labs’ Knowledge, investigation or inquiry by any governmental, administrative, regulatory or similar body; or any similar matter or proceeding (collectively “Proceedings”) against or involving Merus Labs, or any of its subsidiaries (whether in progress or threatened) which, if determined adversely to Merus Labs or the applicable subsidiary would result in a Material Adverse Change with respect to Merus Labs; and to Merus Labs’ Knowledge, no event has occurred which might give rise to any Proceedings against or involving Merus Labs, or any of its subsidiaries, which, if determined adversely to Merus Labs or the applicable subsidiary would result in a Material Adverse Change with respect to Merus Labs. There is no judgment, decree, injunction, rule, award or order of any Governmental Authority outstanding against Merus Labs.